Exhibit 4.2

Execution Copy

LIMITED LIABILITY COMPANY INTEREST

PURCHASE AGREEMENT

by and between

TEEKAY CORPORATION

(“Seller”)

and

STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

(“Buyer”)

dated as of

October 4, 2021

NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DOCUMENT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE, AND WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE PRIOR TO THE ACTUAL EXECUTION OF THIS DOCUMENT BY ALL SUCH PARTIES AND THE DELIVERY OF AN EXECUTED COPY HEREOF BY ALL SUCH PARTIES TO ALL OTHER PARTIES. THIS FORM OF AGREEMENT IS SUBJECT TO REVISION BY TEEKAY HOLDINGS LIMITED AT ANY TIME.

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TABLE OF CONTENTS

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TABLE OF CONTENTS

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LIMITED LIABILITY COMPANY INTEREST

PURCHASE AGREEMENT

THIS LIMITED LIABILITY COMPANY INTEREST PURCHASE AGREEMENT (this “Agreement”), is entered into by and between Teekay Corporation, a Republic of Marshall Islands corporation (“Seller”), and Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Buyer” and each of Seller and Buyer, a “Party”).

RECITALS

WHEREAS, Seller is the sole member and 100% owner of Teekay Holdings Limited (“Seller Holdco”), a Bermuda corporation, which in turn owns all of the limited liability company interest (the “Purchased Interest”) of Teekay GP L.L.C., a Republic of Marshall Islands limited liability company (the “General Partner”), under the Second Amended and Restated Limited Liability Company Agreement of the General Partner dated as of April 29, 2005; and

WHEREAS, the General Partner is the sole general partner of Teekay LNG Partners, L.P. (the “Partnership”) under the Fifth Amended and Restated Agreement of Limited Partnership dated May 11, 2020 of the Partnership (the “Partnership Agreement”) and owner of all of the general partner interests in the Partnership (the “General Partnership Interest”); and

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) by and among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc. a Marshall Islands corporation (“Merger Sub”), the Partnership, and General Partner, at the Effective Time, Merger Sub will be merged with and into the Partnership (the “Merger”), after which Parent will be the sole limited partner (other than holders of preferred units) of the Partnership; and

WHEREAS, pursuant to the Merger, Seller desires to (and to cause Seller Holdco to) sell, assign, transfer and convey to Buyer, and Buyer desires to purchase from Seller through Seller Holdco of the Purchased Interest, subject to and upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Definitions. Certain defined terms used herein that are not defined herein shall have the meanings ascribed to them in the Merger Agreement.

As used herein, the following terms shall have the following meanings:

“Acquisition Financing” has the meaning provided such term in Section 4.5.

“Adverse Law or Order” means (i) any statute, rule, regulation or other Law (other than any Antitrust Law) shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions, or (ii) there shall be in effect any order or injunction of any Governmental Authority of competent jurisdiction preventing the consummation of the Transactions.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, nothing in Section 5.3, Section 5.4 or Section 9.3 shall bind or obligate, or confer any right or remedy to, any portfolio company or investment fund (as those terms are customarily understood among institutional private equity investors) of Stonepeak Partners LP or any of its affiliated managers or advisers, or any of their direct or indirect equityholders, other than Buyer or its controlled Subsidiaries. For the avoidance of doubt, prior to the Closing, the General Partner, the Partnership and its Subsidiaries shall be considered Affiliates of Seller, and from and after Closing the General Partner, the Partnership and its Subsidiaries shall be considered Affiliates of Buyer.

“Agreement” has the meaning provided such term in the preamble to this Agreement.

“Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the State of New York or Province of British Columbia or is a federal holiday in the United States or Canada; provided that any day that the Registrar or Deputy Registrar of Corporation of the Republic of the Marshall Islands is not accepting filings shall not be a “business day” for purposes of Section 2.3.

“Buyer” has the meaning provided such term in the preamble to this Agreement.

“Buyer Approvals” has the meaning provided such term in Section 4.3.

“Buyer Related Party” has the meaning provided such term in Section 8.2(b).

“Closing” has the meaning provided such term in Section 2.3(a).

“Closing Date” has the meaning provided such term in Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, arrangement or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect, and any amendments or supplements thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or any epidemics, pandemic or disease outbreak resulting therefrom.

“COVID-19 Measures” means any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act.

“Disclosure Schedules” means the schedules attached hereto and made a part hereof.

“Dollars” and “$” mean the lawful currency of the United States.

“Equity Commitment Letter” has the meaning set forth in Section 4.5 of this Agreement.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any Law relating to pollution or protection, investigation or restoration of the environment or natural resources (including air, surface water, groundwater, land surface or subsurface land), wildlife (including life at sea), climate change or, as such matters relate to injury or threat of injury to persons or property relating to the use, handling, presence, transportation, treatment, storage, disposal, recycling, Release, threatened Release or discharge of, or exposure to, Hazardous Substances, bilge water or ballast water.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchanged Units” has the meaning set forth in Section 5.10 of this Agreement.

“Export Control Laws” means the EC Regulation 428/2009 and the implementing laws and regulations of the EU member states; the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; and other similar export control laws or restrictions applicable to Seller, Seller Holdco, the General Partner or any member of the Partnership Group operate and their respective operations from time to time.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

“Fundamental Representations and Warranties” means the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4(b), 3.6, and 3.7(a).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“General Partner” has the meaning provided to such term in the recitals to this Agreement.

“General Partnership Interest” has the meaning provided such term in the recitals to this Agreement.

“Governmental Authority” means (a) any transnational, national, federal, state, county, municipal, local or foreign government (including the Republic of the Marshall Islands) or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of, or pertaining to, government, including any arbitral body, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any candidate for political office, or (c) any political party or party official.

“Hazardous Substance(s)” means any substance defined, listed, classified or regulated as “hazardous”, “toxic”, a “waste”, a “pollutant” or a “contaminant” (or words of similar import) under any Environmental Law, including petroleum, petroleum products or byproducts (including crude oil and any fractions thereof), explosive material, radioactive material, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, mold, mold spores, mycotoxins, methane, asbestos and asbestos-containing materials, poly- and perfluoroalkyl substances, 1, 4-dioxane, and radon gas.

“Indebtedness” means with respect to any Person, at any date, without duplication, (a) all obligations of such Person for borrowed money, including all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property, except trade payables incurred in the ordinary course of business, (d) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (e) all capitalized lease obligations, (f) all other obligations of a Person which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP, and (g) all indebtedness of any other Person of the type referred to in clauses (a) to (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such indebtedness has been assumed by such Person.

“Intended Tax Treatment” has the meaning provided such term in Section 6.5.

“Intercompany Note” has the meaning provided in Section 3.7(a).

“Intercompany Payables and Receivables” has the meaning provided in Section 5.9.

“Intellectual Property” means all intellectual property and similar proprietary rights protected, created or arising under the Laws of any jurisdiction or any international convention, whether registered or unregistered, including with respect to: (a) patents, (b) trademarks (c) copyrights and works of authorship in any medium, including such rights in software, (d) trade secrets and rights in all other confidential information, including know-how, inventions (whether or not patentable), algorithms, logic, operating conditions and procedures, proprietary formulae, concepts, methods, techniques, compositions, processes, apparatuses, schematics, drawings, models and methodologies, specifications, research and development information, technology, business plans, technical, engineering and manufacturing information, (e) software, (f) rights in databases and data collections and (g) all registrations of, applications for registration of, and renewals and extensions of any of the foregoing, as applicable.

“Knowledge” or “knowledge” with respect (a) to Seller means the actual knowledge after reasonable due inquiry of those Persons listed in Schedule 1.1(i), and (b) to Buyer means the actual knowledge after reasonable due inquiry of those Persons listed in Schedule 1.1(ii).

“Law” means any law (including common law), constitution, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Authority having the effect of law, including any Maritime Guidelines.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, claim, license, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Maritime Guidelines” shall mean any United States, international or non-United States (including the Republic of the Marshall Islands and Bermuda) Law, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Partnership Vessel (as defined in the Merger Agreement) and to which a Partnership Vessel (as defined in the Merger Agreement) is subject and required to comply with, imposed, published or promulgated by any Governmental Authority, the International Maritime Organization, such Partnership Vessel’s (as defined in the Merger Agreement) classification society or the insurer(s) of such Partnership Vessel (as defined in the Merger Agreement).

“Material Adverse Effect” means, with respect to any Person, any Effect that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, results of operations or financial condition of such Person and its Affiliates, taken as a whole, (ii) a “Partnership Material Adverse Effect” (as defined in the Merger Agreement) or (iii) would, or would reasonably be expected to, prevent, materially impair or materially delay such Person or its Affiliates from complying with its respective obligations hereunder or the consummation of the Transactions; provided, however, that, solely in the case of clause (i), no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes following the date of this Agreement in general global economic conditions, (b) general conditions (or changes following the date of this Agreement therein) in any industry or industries in which such Person or its Affiliates operates (including changes following the date of this Agreement in commodity prices or general market prices affecting the shipping industry generally), (c) general legal, tax, economic, political and/or regulatory conditions (or changes following the date of this Agreement therein), including any changes following the date of this Agreement affecting financial, credit or capital market conditions, (d) any change or prospective changes occurring after the date hereof in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Authority occurring after the date hereof (including with respect to Taxes), (f) changes occurring after the date hereof in the price of Common Units, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), (g) any failure by such Person or its Affiliates to meet any internal or published projections, estimates or expectations of Partnership’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such Person or its Affiliates to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), (h) Effects arising out of changes occurring after the date hereof in geopolitical conditions, acts of terrorism, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, acts of God, epidemics, pandemics (including COVID-19) or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (except for any damage or destruction of any of property or assets of the General Partner or a member of the Partnership Group or any Partnership joint venture resulting therefrom), (i) the negotiation, public announcement or pendency of the Transactions, including the impact of any of the foregoing on the relationships, contractual or otherwise, of such Person or its Affiliates with customers, suppliers, service providers, employees, Governmental Authorities, unitholders or any other Persons having a relationship with such Person or its Affiliates and including any resulting litigation (provided that no effect shall be given to this clause (i) for purposes of any representation or warranty or the related condition to Closing that addresses the effect of the execution of this Agreement or the consummation of the Transactions), or (j) any COVID-19 Measure, except, in the case of clauses (a)  — (e), (h) or (j), to the extent such Person or its Affiliates, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which such Person or its Affiliates operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

“Material Contracts” has the meaning provided such term in Section 3.9(a).

“Merger” has the meaning provided such term in the recitals to this Agreement.

“Merger Agreement” has the meaning provided such term in the recitals to this Agreement.

“Merger Sub” has the meaning provided such term in the recitals to this Agreement.

“Non-Recourse Party” has the meaning provided such term in Section 8.5.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, partnership agreement, operating agreement or similar formation or governing documents and instruments.

“Parent” has the meaning provided such term in the recitals to this Agreement.

“Parties” means Seller and Buyer.

“Partnership” has the meaning provided to such term in the recitals to this Agreement.

“Partnership Agreement” has the meaning provided such term in the recitals to this Agreement.

“Partnership Group” means the General Partner, the Partnership and their respective Subsidiaries.

“Permits” means authorizations, licenses, permits or certificates issued by Governmental Authorities, including those issued under any Environmental Law; provided, right-of-way agreements and similar rights and approvals are not included in the definition of Permits.

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith by appropriate proceedings, in each case only if adequate accruals or reserves have been established in accordance with GAAP, (b) statutory Liens (including materialmen’s, warehousemen’s, mechanic’s, repairmen’s, landlord’s, and other similar Liens) arising in the ordinary course of business securing payments not yet delinquent or being contested in good faith by appropriate proceedings in each case only if adequate accruals or reserves have been established in accordance with GAAP, (c) the rights of lessors and lessees under leases, and the rights of third parties under any agreement, in each case executed in the ordinary course of business, that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, (d) non-exclusive licenses of Intellectual Property (1) to customers or (2) to service providers for use for the benefit of Partnership and any Partnership Subsidiary, in each case, in the ordinary course of business, (e) restrictive covenants, easements and defects, imperfections or irregularities of title or Liens, if any, of a nature that do not materially and adversely affect the assets or properties subject thereto, and which do not materially impair the occupancy or use of such property for the purposes for which it is currently used; provided that the current use of property does not materially violate such covenants, conditions, restrictions, easements, and other similar matters of record (f) preferential purchase rights and other similar arrangements with respect to which consents or waivers are obtained for the Transactions prior to the Closing, (g) restrictions on transfer with respect to which consents or waivers are obtained for the Transactions prior to the Closing, and (h) Liens created by Buyer or its successors and assigns.

“Person” means any individual, firm, corporation, partnership, limited liability company, business trust, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Property” has the meaning provided in Section 3.17(b).

“Purchase Price” has the meaning provided such term in Section 2.2.

“Purchased Interest” has the meaning provided such term in the recitals of this Agreement.

“Reasonable Best Efforts” means efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment or disposing into the indoor or outdoor environment.

“Representatives” means, as to any Person, its Affiliates and its and their respective directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives.

“Sanctioned Country” means a country, region, or territory which is itself the subject or target of any comprehensive sanctions that broadly prohibit dealings with that country, region, or territory (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person with whom dealings are prohibited under any applicable Sanctions Laws, including as a result of being (a) any Person identified on any list of designated Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, or by the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union, or any European Union member state; (b) any Person ordinarily located, organized, resident in, or a Governmental Authority or government instrumentality of, any Sanctioned Country or (c) 50% or more owned or controlled by, or acting on behalf of any Person described in (a) or (b).

“Sanctions Laws” means all Laws administered or enforced by the United States government, including those administered or enforced from time to time by the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United States Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other Governmental Authority will regulatory authority over Seller, the General Partner or the Partnership Group and their respective operations from time to time, concerning economic or financial sanctions, including trade embargoes and export restrictions, the freezing or blocking of assets of targeted Persons, and the ability to engage in transactions with specified persons or countries including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Seller” has the meaning provided such term in the preamble to this Agreement.

“Seller Approvals” has the meaning provided such term in Section 3.4.

“Seller Holdco” has the meaning provided such term in the recitals of this Agreement.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any other Person of which (a) at least fifty percent (50%) of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of, or owns or controls, directly or indirectly, a majority of the general partnership interest of, such partnership.

“Tax Returns” mean any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Authority or U.S. or non-U.S. taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” or “Tax” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Authority or U.S. or non-U.S. taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, tonnage, freight, escheat and unclaimed property, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Proceeding” means any proceeding, judicial or administrative, involving Taxes or any audit, examination, deficiency asserted or assessment made by the IRS or any other taxing authority.

“Transaction Agreements” means this Agreement, the Merger Agreement and the Services Companies Restructuring and Purchase Agreement (as defined in the Merger Agreement).

“Transactions” means the transactions contemplated by this Agreement, the Services Companies Restructuring and Purchase Agreement (as defined in the Merger Agreement) and the Merger Agreement.

“Willful Breach” means a willful act or failure to act that is in material breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge (or with the knowledge that a Person acting reasonably under the circumstances should have) that the taking of such act or failure to take such action would, or would reasonably be expected to, be a material breach of this Agreement. “Willfully Breached” has a correlative meaning.

Section 1.2 Rules of Construction.

(a) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(c) The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(h) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

(i) References in this Agreement to specific laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

(j) The phrase “ordinary course of business” as used in this Agreement shall be deemed to mean “the ordinary course of business consistent with past practice”.

(k) The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(l) References to days mean calendar days unless otherwise specified.

(m) The term “furnished” or “made available” to another Party means that, no later than 5:00 p.m. New York City time on the day prior to the date hereof, such information, document or material was made available for review by such other Party or its Representatives in the data room maintained for the Transactions or otherwise provided to such other Party or its Representatives.

(n) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(o) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-business day, the period in question shall end on the next succeeding Business Day.

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1 Purchase and Sale of Purchased Interest. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall (and shall cause Seller Holdco to) sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller and Seller Holdco, the Purchased Interest, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.

Section 2.2 Purchase Price. The total purchase price consideration payable by Buyer to Seller for the Purchased Interest (the “Purchase Price”) shall be $26,436,037 payable by a wire transfer payment at the Closing to an account designated by Seller at least three (3) Business Days prior to the Closing.

Section 2.3 The Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) will take place by conference call and by exchange of signature pages by email or other electronic transmission (i) on the date of the “Closing” (as defined in and pursuant to the terms and conditions of the Merger Agreement) of the Merger provided that the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing) shall have been satisfied or, to the extent permitted by Law, waived at least three (3) Business Days prior to the Closing, and subject to the satisfaction or, to the extent permitted by Law, waiver of all of the conditions set forth in Article VII at the Closing, or (ii) at such other date as may be agreed to in writing by Seller and Buyer. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b) At the Closing, Seller will deliver the following documents and deliverables to Buyer:

(i) an assignment or assignments effecting the transfer to Buyer of ownership of all of the Purchased Interest together with certificates, if any, representing the Purchased Interest, each in form and substance reasonably acceptable to Buyer;

(ii) resolutions of the Board of Directors of Seller approving the transactions contemplated hereby;

(iii) certificates of good standing and existence as of a recent date with respect to the General Partner;

(iv) resignations of directors and officers of the General Partner as specified by the Buyer in writing at least two (2) Business Days before the Closing Date;

(v) revocations of any powers of attorney granted by the General Partner;

(vi) certificates required by Article VII; and

(vii) such other certificates, instruments of conveyance, and documents as may be reasonably requested by Buyer and agreed to by Seller prior to the Closing Date to carry out the intent and purposes of this Agreement; and

(c) At the Closing, Buyer will deliver the following documents and deliverables to Seller:

(i) resolutions of the applicable managers, directors and equity holders of Buyer as required for approval of the transactions contemplated hereby;

(ii) certificates required by Article VII; and

(iii) such other certificates, instruments, and documents as may be reasonably requested by Seller and agreed to by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.

(d) Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts that Buyer determines are required to be deducted and withheld under the Code or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as disclosed in the Disclosure Schedules (it being agreed that disclosure of any item in any section of the Disclosure Schedules shall be deemed disclosure with respect to any other section of this Article III to which the relevance of such item is reasonably apparent on its face), Seller hereby represents and warrants to Buyer as follows:

Section 3.1 Organization of Seller; Authorization; Enforceability. Seller is a Marshall Islands corporation, duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Seller Holdco is a Bermuda corporation, duly organized, validly existing and in good standing under the Laws of Bermuda. Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. Both Seller and Seller Holdco have all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized and validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution and delivery of this Agreement, the performance of all of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite corporate action on the part of Seller and no other corporate or similar proceeding on the part of Seller is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 3.2 Organization of General Partner. The General Partner is a limited liability company duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite limited liability company or corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Seller has made available a true, correct and complete copy of the Organizational Documents of the General Partner. All such Organizational Documents are in full force and effect and the General Partner is and has been at all relevant times in compliance with its Organizational Documents.

Section 3.3 Ownership of Purchased Interest and General Partner Interest

(a) Seller is the sole owner of Seller Holdco, which is the sole owner of the Purchased Interest and Seller Holdco has good and valid title to, holds of record and owns beneficially all of the Purchased Interest which constitutes all of the limited liability company interests of the General Partner, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws. The Purchased Interest represent the only issued and outstanding equity interests or securities of the General Partner.

(b) There are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity securities, any other commitments or agreements providing for the issuance of additional equity interests or the repurchase or redemption of equity interests of the General Partner, and there are no agreements of any kind which may obligate Seller, Seller Holdco or General Partner to issue, purchase, redeem or otherwise acquire any equity interests of the General Partner. Except as reflected on Schedule 3.3, there are no voting trusts or other agreements or understandings to which the Seller, Seller Holdco or the General Partner is a party with respect to the voting or registration of Purchased Interests or other equity interest of the General Partner.

(c) The Purchased Interest is duly authorized, validly issued and outstanding and fully paid, and was issued free of preemptive rights and in compliance with applicable Laws, the Organizational Documents of the General Partner and any Contract to which the General Partner is a party. Upon consummation of the transactions contemplated hereby, Buyer will be the sole owner of the all of the limited liability company interests of the General Partner and will acquire good and valid title to all of the Purchased Interest, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws or Liens created by Buyer.

(d) The General Partner is the sole owner of the General Partner Interest and has good and valid title to, holds of record and owns beneficially all of the general partner interests of the Partnership, representing a 1.75% partnership ownership interest in the Partnership. The General Partner owns 1,555,061 Notional General Partner Units (as defined in the Partnership Agreement), which constitutes all of the general partner interests of the Partnership, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.

(e) The General Partner Interest is duly authorized, validly issued and outstanding and fully paid, and was issued free of preemptive rights in compliance with applicable Laws. Upon consummation of the transactions contemplated hereby, the General Partner will be the sole general partner of the Partnership free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws or Liens created by Buyer.

Section 3.4 No Conflict. The execution and delivery of this Agreement by Seller and the consummation of the Transactions by Seller and its Affiliates (assuming all required filings, consents, approvals, authorizations and notices set forth in Schedule 3.4 (collectively, the “Seller Approvals”) have been made, given or obtained) do not and shall not:

(a) conflict with or violate any Law applicable to Seller, Seller Holdco, General Partner, the Partnership, any of the Partnership’s Subsidiaries or “Partnership JVs” (as defined in the Merger Agreement), or any of their respective properties or assets, or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;

(b) conflict with or result in any violation of any provision of any Organizational Document of Seller, Seller Holdco, the General Partner or the Partnership;

(c) (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Material Contract or any “Partnership Material Contract” (as defined in the Merger Agreement), or any Indebtedness of the Partnership, or any lease, permit, concession, franchise or right binding upon the Partnership or any of the Partnership’s Subsidiaries or “Partnership JVs” (as defined in the Merger Agreement), (ii) result in the creation of any Lien upon the Purchased Interest or the General Partner Interest or any other assets, rights or properties of the General Partner or the Partnership, any of the Partnership’s Subsidiaries or the “Partnership JVs” (as defined in the Merger Agreement), (iii) constitute an event which, after notice or lapse of time or both, would result in any such breach or termination, modification, cancellation or acceleration or creation of a Lien upon the Purchased Interest, the General Partner Interest or any other assets, rights or properties of the General Partner, other than in the case of clauses (a), and

(c), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that (x) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Partnership Adverse Impact or (y) would not be, or would not reasonably be expected to be, material to the General Partner.

Section 3.5 Litigation. (a) There is no investigation or review pending (or, to the knowledge of Seller, threatened) by any Governmental Authority with respect to Seller, Seller Holdco or the General Partner, or any of their respective properties, rights or assets, or, to the knowledge of Seller, any of their current or former directors or executive officers, and (b) there are no claims, actions, suits or other proceedings pending (or, to the knowledge of Seller, threatened) against Seller, Seller Holdco or the General Partner, or any of their respective properties, rights or assets or, to the knowledge of Seller, any of their current or former directors or executive officers which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or as of the date hereof challenging the validity or propriety of the Transactions. None of Seller, Seller Holdco or the General Partner, or, to the knowledge of Seller, any of their respective current or former directors or executive officers is subject to any judgment, order, injunction, ruling or decree of a Governmental Authority which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, there are no claims, actions, suits or other proceedings pending (or, to the knowledge of Seller, threatened) that challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement or the Transactions.

Section 3.6 Brokers’ Fees. Except as reflected on Schedule 3.6, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Seller or any of its Affiliates.

Section 3.7 Operations; Intercompany Accounts; Affiliate Arrangements; Financial Statements.

(a) The General Partner has no, and since its formation has had no, operations other than its ownership of equity interests in, and serving as the general partner of, the Partnership. The General Partner does not own any assets, property or equity interests, other than its 1.75% general partnership interests in the Partnership and the note receivable evidenced by the Subordinated Promissory Note, dated September 29, 2020, by Teekay Finance Limited in favor of the General Partner (“the Intercompany Note”), which will be cancelled prior to the Closing in exchange for 10,750,000 common units of the Partnership. The General Partner has no Subsidiaries. The General Partner has no, and has never had any, employees. The General Partner has no Indebtedness and no liabilities of any nature (whether accrued, absolute, contingent or otherwise) except its obligations under the Partnership Agreement, and other immaterial liabilities typically incurred by general partners that do not have, and have never had, any operations other than ownership of equity interests in, and serving as the general partner of, a limited partnership.

(b) Schedule 3.7(b) sets forth a true and complete list of all intercompany balances (or similar accounts) between the Seller and any of its Affiliates, on the one hand, and the General Partner, on the other hand.

(c) Except as set forth on Schedule 3.7(c), no officer, director or Affiliate of Seller, Seller Holdco or the General Partner (other than the Partnership and its Subsidiaries), and to Seller’s knowledge, no individual in such officer’s or director’s immediate family, is a party to any agreements, arrangements, commitments or Contracts with the General Partner or has any interest in any contract, commitment, property, right, asset or interest used by the General Partner.

(d) Attached hereto as Schedule 3.7(d) are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):

(i) the unaudited balance sheet of the General Partner as of December 31, 2020 and the related unaudited income statement of the General Partner for the year ended December 31, 2020; and

(ii) the unaudited balance sheet of the General Partner as of August 31, 2021 (such date, the “Last Balance Sheet Date” and such unaudited combined balance sheet, the “Latest Balance Sheet”) and the related unaudited income statement of the General Partner for the eight-month period ended August 31, 2021.

(e) The Financial Statements have been derived from the management accounts of the relevant members of the General Partner and in accordance with the books and records of the General Partner. The Financial Statements were prepared in good faith and on a consistent basis in accordance with the GAAP, with the exception of the investment in the Partnership which will be stated at cost. The Financial Statements present fairly, in all material respects, the financial position and the results of operation of the General Partner as of the respective dates thereof or the periods then ended, as applicable (subject to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, none of which would be material). No officer, director or employee of the General Partner or any Affiliate thereof has (A) circumvented the internal accounting controls of the General Partner, (B) falsified any of the books, records or accounts of the General Partner, or (C) made false or misleading statements to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review or examination of the financial statements of the General Partner.

(f) Except (i) as disclosed on the Latest Balance Sheet, (ii) for liabilities incurred in the ordinary course of business since the Last Balance Sheet Date, and (iii) as expressly contemplated by this Agreement, the General Partner does not have any liabilities of any nature, whether or not accrued, contingent or otherwise that are of a type required to be recorded or reflected on consolidated balance sheet of the General Partner (or in the notes thereto) prepared in accordance with GAAP, other than those which, individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect.

Section 3.8 Absence of Certain Changes. Except as disclosed on Schedule 3.8, since January 1, 2018, (a) there has not been any Material Adverse Effect on the General Partner, (b) the business of the General Partner has been conducted, in all material respects, only in the ordinary course consistent with past practices, and (c) the General Partner has not taken any action that would have constituted a breach of Section 5.1 of this Agreement had such action been taken after the execution of this Agreement without the prior written consent of Buyer.

Section 3.9 Contracts.

(a) Schedule 3.9(a) contains a true and complete listing of all of the material Contracts to which the General Partner is a party in its own capacity (as opposed to in its capacity as General Partner on behalf of the Partnership which such Contracts are disclosed in the Merger Agreement) (such Contracts that are required to be listed on Schedule 3.9(a) herein being “Material Contracts”).

(b) True and complete copies of all Material Contracts have been made available to Buyer.

(c) Except as set forth in Schedule 3.9(c), each Material Contract (i) is in full force and effect and (ii) represents the legal, valid and binding obligation of the General Partner and, to the Knowledge of Seller, represents the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. Except as set forth in Schedule 3.9(c), the General Partner and, to the Knowledge of Seller, no other party is in material breach of any Material Contract, and none of Seller, Seller Holdco or the General Partner has received any notice of termination or breach of any Material Contract.

Section 3.10 Intellectual Property.

(a) All of the Intellectual Property which is required to conduct the business of the General Partner (as currently being conducted) is listed on Schedule 3.10(a). Except as set forth in Schedule 3.10(a), no Intellectual Property listed in such schedule is subject to any outstanding injunction, order, judgment, decree, stipulation or agreement restricting the use thereof by the General Partner

(b) The General Partner owns or has the right to use, pursuant to license, sublicense, agreement or otherwise, all items of Intellectual Property. No third party has asserted against the General Partner any written claim that the General Partner is infringing the Intellectual Property of such third party, and, to the Knowledge of Seller, no third party is infringing the Intellectual Property owned by the General Partner.

Section 3.11 [Reserved]

Section 3.12 Taxes. Except as otherwise provided in Schedule 3.12,

(a) the General Partner has never made an entity classification election for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3, and its default classification for U.S. federal income tax purposes since formation has been as a corporation;

(b) the General Partner has prepared (or caused to be prepared) and timely filed or caused to be filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. General Partner has made available to Buyer true and correct copies of all such income or franchise Tax Returns for the three (3) year period preceding the Closing Date;

(c) all material Taxes owed by the General Partner that are due, including any such Taxes required to be withheld from amounts owing to any Person (in each case, whether or not shown on any Tax Return) have been timely withheld (if applicable) and paid;

(d) the General Partner has not waived any statute of limitations with respect to Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency;

(e) the General Partner has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law) in the three (3) years prior to the date of this Agreement;

(f) no claim has been made in writing by a Tax authority in a jurisdiction where the General Partner does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction;

(g) the General Partner will not be required to include any material item of income in taxable income, or exclude any material item of deduction from taxable income, or make any material adjustment under Section 481 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law), or open transaction disposition made the General Partner on or prior to the Closing Date, (B) any prepaid amount received by the General Partner on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under U.S. state, local or non-U.S. income Tax Law), (E) a change in the method of accounting by the General Partner for a period ending prior to or including the Closing Date, or (F) election under Section 965 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law). The General Partner has not deferred, pursuant to the CARES Act, any material Taxes which have not been paid;

(h) the General Partner (i) is not a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), (ii) is not liable for Taxes of any other Person (other than Partnership and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) or as a transferee or successor or by Contract (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), and (iii) has not ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the General Partner;

(i) No Tax audits or assessments or administrative or judicial Actions are pending or are threatened in writing with respect to the General Partner, and there are no matters under discussion, audit or appeal with any Governmental Authority with respect to Taxes of the General Partner;

(j) for U.S. federal income Tax purposes, the General Partner is treated as a corporation that is not, and was not in a prior period, a “controlled foreign corporation” within the meaning of section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code. In addition, Partnership is not now subject to the requirements of section 7874 of the Code as an “expatriated entity” and, without having undertaken any special diligence of Parent’ structure, Partnership is not aware of any reason why as a result of the transactions contemplated under this Agreement it would become subject to the requirements of section 7874 as an “expatriated entity” in any subsequent period;

(k) there are no material Liens for Taxes upon any property or assets of the General Partner, except for Permitted Liens; and

(l) the General Partner has not entered into any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b) (or any similar provision of U.S. state, local or non-U.S. Law).

Section 3.13 Environmental Matters. Except as set forth on Schedule 3.13:

(a) the General Partner and its operations are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all material Permits required under any applicable Environmental Laws;

(b) the General Partner is not the subject of any outstanding administrative or judicial order or judgment, agreement or arbitration award from any Governmental Authority under any Environmental Laws or with respect to any liability or other obligation regarding any Hazardous Materials, including any requiring remediation or the payment of a fine or penalty;

(c) the General Partner is not subject to any lawsuit or action pending or, to the Knowledge of Seller, threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law or any liability or other obligation regarding any Hazardous Materials;

(d) the General Partner is not responsible for any Release or threatened Release of any Hazardous Material, bilge water or ballast water at any currently or formerly owned, leased or operated real property or any other location for which the General Partner may reasonably be expected to be held liable, that could reasonably be expected to require any material investigation or remedial action by, or result in any other material liability to or obligation of, the General Partner regarding such Release or threatened Release; and

(e) the General Partner has not assumed or retained, as a result of any Contract, any liability under any Environmental Law or regarding any Materials of Environmental Concern, which would reasonably be expected to have a Material Adverse Effect on the General Partner.

Section 3.14 Permits; Compliance with Laws.

(a) Except as set forth in Schedule 3.14, the General Partner possesses or has the ability to operate under all material Permits necessary for it to own its assets and operate its business (including as the general partner on behalf of the Partnership) as currently conducted. All such Permits are in full force and effect. There are no lawsuits or other proceedings pending or, to the Knowledge of Seller, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. To the Knowledge of Seller, such Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution, delivery and consummation of the Transactions.

(b) The General Partner is in compliance in all material respects with all applicable Laws and, to the Knowledge of Seller, the General Partner has not received written notice of any violation of any Law, relating to the operation of its business or to any of its assets or operations which could reasonably be expected to material to the General Partner or prevent, materially impair or materially delay such the General Partner from complying with its obligations hereunder or the consummation of the Transactions.

Section 3.15 Insurance. Schedule 3.15 contains a summary description of all policies of property, fire and casualty, product liability, workers’ compensation and other insurance held by or for the benefit of the General Partner as of the date of this Agreement. Except as reflected on Schedule 3.15, there is no claim by the General Partner pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. All premiums due and payable under such policies have been paid, and General Partner is in compliance and has complied with the terms and conditions of such policies. All such insurance policies are in full force and effect. No notice of cancellation or termination of, or indication of an intention not to renew, any such insurance policy has been received by the General Partner other than in the ordinary course of business in connection with normal renewals of any such insurance policies, nor does Seller have knowledge of any event which would cause such cancellation or termination of any such policy. Such insurance policies are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for similar general partner entities in the same or similar lines of business and as required by applicable Law.

Section 3.16 Labor Relations. Except as set forth on Schedule 3.16, none of the General Partner nor any of its Affiliates (a) is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the General Partner’ Affiliates who provide services to the General Partner, and, to the Knowledge of Seller, there are no organizational campaigns, petitions or other unionization activities focusing on persons employed by the General Partner’s Affiliates who provide services to the General Partner which seeks recognition of a collective bargaining unit, or (b) is subject to any strikes, material slowdowns or material work stoppages pending or, to the Knowledge of Seller, threatened in writing between the General Partner and any group of the foregoing employees. The General Partner (i) has no employees and (ii) does not maintain, contribute nor is subject to any employee benefit or welfare plan of any nature, including but not limited to, plans subject to ERISA or any employment, bonus or other compensation-related plan, agreement or arrangement with any employee or other individual service provider.

Section 3.17 Title to Properties and Related Matters.

(a) The General Partner does not own, and has never owned, any real property.

(b) Schedule 3.17(b) sets forth a list of all material personal property owned by the General Partner (“Personal Property”). The General Partner has good and valid title to, or a valid leasehold interest in, all tangible Personal Property, other than properties and assets sold or otherwise disposed of in the ordinary course of business. All such properties and assets (including leasehold interests) are free and clear of Liens except for Permitted Liens.

(c) The General Partner is not party to any real estate leases (other than in its capacity as general part of the Partnership).

(d) Except as reflected in Schedule 3.17(d), the General Partner has good and valid title to all of its Personal Property used in the ordinary conduct of its business, except for such defects in title as could not, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the General Partner to conduct its business.

(e) Except as provided in Schedule 3.17(e), all of the facilities and other tangible Personal Property owned or leased by the General Partner in the conduct of its business are (i) in reasonable operating condition and repair, subject to ordinary wear and tear, and (ii) not in need of maintenance or repair except for ordinary, routine maintenance and repair, except for such circumstances that could not reasonably be expected to materially impact the General Partner or its operations.

(f) The General Partner has and will upon Closing have all assets, rights and properties, including any easements, rights of way and other similar property use rights, which are sufficient, in the aggregate, for the General Partner to conduct its business as currently conducted in all material respects.

Section 3.18 FCPA and Anti-Corruption.

(a) Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the General Partner and except as set forth on Schedule 3.18:

(b) in the last five (5) years, neither the General Partner, nor any director, officer, manager or employee (when acting in their role as director, officer, manager or employee) of the General Partner, or, to Seller’s knowledge, any of its agents, representatives, contractors, sales intermediaries or other third party, in each case, acting on behalf of such Person, has (i) offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or (ii) violated, conspired to violate, or aided and abetted the violation of the FCPA, Anti-Money Laundering Laws, or made a material violation of any other applicable Bribery Legislation (in each case to the extent applicable);

(c) Neither the General Partner, nor any director, officer, manager or employee of the General Partner, are, or in the past five (5) years have been, subject to any actual, pending, or, to Sellers’ knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving any member of the General Partner in any way relating to applicable Bribery Legislation, including the FCPA, Sanctions Laws, Anti-Money Laundering Laws, or Export Control Laws;

(d) in the last five (5) years, the General Partner has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the General Partner as required by applicable Bribery Legislation in all material respects;

(e) the General Partner has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation, Sanctions, Anti-Money Laundering Laws, and Export Control Laws, and maintained such policies and procedures in force; and

(f) to Seller’s knowledge, no officer or director of the General Partner is a Government Official.

Section 3.19 Sanctions and Export Controls(s) Except as set forth in Schedule 3.19, neither the General Partner, nor any of its directors, officers or employees, nor, to the knowledge of Seller, any of the agents, managers or other third parties that act for or on behalf of the General Partner, is a Sanctioned Person. Except for those matters, which individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the General Partner, neither the General Partner, nor any of their respective directors, officers or employees (in the case of directors, officers or employees, when acting for or on behalf of the General Partner) or, to the knowledge of Seller, any agents, managers and other third parties when acting for or on behalf of the General Partner, (a) has in the past five (5) years engaged in or has any plan or commitment to engage in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Law or (b) has in the past five (5) years violated, or knowingly engaged in any conduct that would reasonably be expected to result in Seller, Seller Holdco the General Partner being designated as a Sanctioned Person, (c) has been the subject of an investigation or allegation of such a violation, or (d) has otherwise violated any Sanctions Laws. The General Partner has obtained export licenses and permissions as required by, and otherwise have operated, and are presently in compliance with, the Export Control Laws.

Section 3.20 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in the other Transaction Agreements or in any certificates delivered by Buyer in connection with the Closing, Seller acknowledges that neither Buyer nor any Representative of Buyer makes, and Seller acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Buyer or any Subsidiary of Buyer or with respect to any other information provided or made available to Seller in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Seller or to Seller’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO BUYER

Except as disclosed in the Disclosure Schedules, (it being agreed that disclosure of any item in any section of the Disclosure Schedules shall be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face) Buyer hereby represents and warrants to Seller as follows:

Section 4.1 Organization of Buyer. Buyer is an exempted limited partnership, duly organized, validly existing and in good standing under the Laws of the Cayman Islands.

Section 4.2 Authorization; Enforceability. Buyer has all requisite corporate or similar power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other corporate or similar proceeding on the part of Buyer is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer, and this Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 4.3 No Conflict. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer (assuming all required filings, consents, approvals authorizations and notices set forth in Schedule 4.3 (collectively, the “Buyer Approvals”) have been made, given or obtained) does not and shall not:

(a) conflict with or violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;

(b) conflict with or result in any violation of any provision of any Organizational Document of Buyer; or

(c) (i) result in any violation or breach any material Contract to which Buyer is a party or by which Buyer may be bound, (ii) result in default under, the termination, modification, cancellation or acceleration of (or give rise to any right to terminate, modify, cancel or accelerate) any material Contract, any material obligations thereunder or the loss of any material benefits thereunder, (iii) result in the creation of any Lien upon any of the properties or assets of Buyer or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination, modification, cancellation or acceleration or creation of a Lien, in each case other than would not reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby.

Section 4.4 Litigation. There are no claims, lawsuits, actions or other proceedings before any Governmental Authority pending or, to the Knowledge of Buyer, threatened in writing against Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby, and there are no injunctions, orders, rulings or unsatisfied judgments from any Governmental Authority binding upon Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby.

Section 4.5 Availability of Funds. Concurrently with the execution of this Agreement, the Buyer delivered to Seller a true and complete copy of an executed commitment letter, dated as of the date hereof, from Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund LP (the “Equity Commitment Letter”) pursuant to which certain investors have committed to the Buyer the cash amounts necessary to satisfy at Closing the Purchase Price. As of the date hereof, the Equity Commitment Letter is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, each other party thereto, enforceable against Buyer and, to the knowledge of Buyer, each such other party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and is in full force and effect. The Equity Commitment Letter provides, and will continue to provide, that Seller is a third-party beneficiary thereof and is entitled to enforce such agreement to the extent provided therein. As of the date hereof, no event or circumstance has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Buyer or, to the knowledge of Buyer, any of the other parties thereto under Equity Commitment Letter. As of the date hereof, neither Commitment Letter has been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect, and assuming the satisfaction of the conditions set forth in the Equity Commitment Letter, as of the date hereof Buyer has no reason to believe that the financing contemplated by Equity Commitment Letter (the “Acquisition Financing”) will not be available as of the Closing. There are no conditions precedent related to the funding of the full amounts of the Acquisition Financing, other than as set forth in Equity Commitment Letter.

Section 4.6 Brokers’ Fees. Except as reflected on Schedule 4.6 hereto, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Buyer.

Section 4.7 Investment Representation. Buyer is purchasing the Purchased Interest for its own account with the present intention of holding the Purchased Interest for investment purposes and not with a view to or for sale, in connection with any public distribution, of the Purchased Interest in violation of any federal or state securities Laws. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchased Interest. Buyer acknowledges that the Purchased Interest has not been registered under applicable federal and state securities Laws and that the Purchased Interest may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.

Section 4.8 No Other Representations or Warranties. Except for the representations and warranties contained in Article III or in any certificates delivered by Seller in connection with the Closing, Buyer acknowledges that neither Seller nor any Representative of Seller makes, and Buyer acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Seller, the General Partner, the Partnership or any of their Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’ Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business. From the date of this Agreement through the Closing, except as set forth on Schedule 5.1, as contemplated by this Agreement, or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) Seller shall cause the General Partner to (x) operate its business in the ordinary course and (y) use Reasonable Best Efforts to preserve intact its business and its relationships with customers, suppliers and others having business relationships with the General Partner and (b) Seller shall (and shall cause Seller Holdco to) not permit the General Partner to:

(i) amend its Organizational Documents;

(ii) liquidate, dissolve, recapitalize or otherwise wind up its business;

(iii) change its historical practice for collecting accounts receivable or paying accounts payable;

(iv) enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third part

(v) create any subsidiary of the General Partner;

(vi) make any loans to any other Person;

(vii) merge or consolidate with, or purchase any assets or the business of, or equity interests in, or make an investment in any Person;

(viii) incur any Indebtedness or issue or sell any notes, bonds or other securities of the General Partner (except for intercompany loans from or to Seller or its Affiliates, to be repaid in full prior to the Closing), or any option, warrant or right to acquire same;

(ix) (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or option, warrant or right to acquire same, (B) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (C) repurchase, redeem or otherwise acquire any membership, partnership or other equity interests or option, warrant or right to acquire such interests;

(x) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by applicable Laws;

(xi) adopt any profit sharing, compensation, savings, insurance, pension, retirement or other benefit plan (or maintain, contribute to or become subject to any employee benefit or welfare plan of any nature, including but not limited to any plans under ERISA), or hire or employ any employees;

(xii) enter into any Material Contract;

(xiii) create or assume any Lien, other than a Permitted Lien;

(xiv) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to Taxes or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;

(xv) sell, assign, transfer, lease or otherwise dispose of any material assets, rights or property, including the Personal Property;

(xvi) make any capital expenditure on its own behalf or behalf of the Partnership;

(xvii) compromise or settle any material claim, litigation or proceeding of any type (except solely in the capacity as the general partner on behalf of the Partnership).

(xviii) materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies of the General Partner;

(xix) terminate or close any facility, business or operation of the General Partner;

(xx) fail to comply with the General Partner’s obligations under Section 5.1 of the Merger Agreement; or

(xxi) agree, whether in writing or otherwise, to do any of the foregoing.

Section 5.2 Access. From the date hereof through the Closing, Seller shall (and shall cause Seller Holdco to) afford to Buyer and its authorized Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of its business, to all of the properties, offices, books, Contracts, personnel and records relating to the General Partner or Partnership which is held by Seller, Seller Holdco, the General Partner and the General Partner Affiliates who provide services to the General Partner, shall furnish such authorized Representatives with all financial and operating data and other information concerning the affairs of the General Partner and the General Partner’s Affiliates who provide services to the General Partner as Buyer and such Representatives may reasonably request and shall instruct its Representatives and cause the General Partner to cooperate in connection with such access and disclosure obligations. Seller shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations. Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to (a) any information the disclosure of which would jeopardize any legal privilege available to the General Partner, Seller, Seller Holdco or any General Partner Affiliate relating to such information (provided, however, that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege); or (b) any information the disclosure of which would result in a violation of Law (provided, however, that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law).

Section 5.3 Third-Party Approvals. From the date of this Agreement until the Closing, each of Buyer and Seller shall, and shall cause their respective Affiliates to, use Reasonable Best Efforts to take such actions as required by Section 6.12 of the Merger Agreement to obtain the Buyer Approvals and the Seller Approvals to the extent applicable to this Agreement and the Transactions; provided that no Party or its Affiliates will be required to take any action not required under the Merger Agreement.

Section 5.4 Regulatory Filings. From the date of this Agreement until the Closing, each of Buyer and Seller shall, and shall cause their respective Affiliates to, use Reasonable Best Efforts to take such actions as required by Section 6.2 of the Merger Agreement to the extent applicable to this Agreement and the Transactions; provided that no Party or its Affiliates will be required to take any action not required under the Merger Agreement.

Section 5.5 Indebtedness. At or before Closing, Seller shall (or shall cause Seller Holdco to) cancel and contribute to the capital of the Partnership (or, as applicable, cause its Affiliates to cancel, at no cost, expense or obligation) any Indebtedness due to Seller or its Affiliates (other than the Partnership and its Subsidiaries) from the General Partner, in each case including interest and other amounts accrued thereon or due in respect thereof. The General Partner shall have no other Indebtedness as of the Effective Time.

Section 5.6 Books and Records. From and after the Closing, Buyer shall preserve and keep a copy of all books and records (other than Tax records which are addressed in Article VI) relating to the business or operations of the General Partner on or before the Closing in Buyer’s possession for a period of at least seven years after the Closing Date. After such seven-year period, before Buyer shall dispose of any such books and records, Buyer shall give Seller at least ninety (90) days prior notice to such effect, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as Seller may select. Buyer shall provide to Seller, at no cost or expense to Seller, reasonable access during business hours to such books and records as remain in Buyer’s possession and reasonable access during business hours to the properties and employees of Buyer and Seller in connection with matters relating to the business or operations of Seller on or before the Closing to the extent necessary for Seller’s tax and financial reporting and legal compliance. Notwithstanding the foregoing, Seller shall have no right of access to, and Seller shall have no obligation to provide to Buyer, books relating to (a) any information the disclosure of which would jeopardize any legal privilege available to the General Partner or any General Partner Affiliate relating to such information (provided, however, that the withholding party will use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege); or (b) any information the disclosure of which would result in a violation of Law (provided, however, that the withholding party will use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law).

Section 5.7 Permits. Seller and Buyer shall cooperate to provide all notices and otherwise take all commercially reasonable actions required to transfer or reissue any Permits, including those required under Environmental Laws, as a result of or in furtherance of the Transactions.

Section 5.8 Satisfaction of Merger Agreement Conditions. Seller shall (and shall cause Seller Holdco to) take all actions necessary (subject to compliance with applicable Law) to cause the General Partner to, and to cause the General Partner to cause the Partnership to, satisfy their respective obligations under the Merger Agreement.

Section 5.9 Termination of Intercompany Arrangements. Except for that certain Amended and Restated Omnibus Agreement among the General Partner and other entities, (a) Seller shall cause (i) all Contracts between the General Partner, on the one hand, and any of Seller or its Affiliates that are not members of the Partnership Group, on the other hand, to be terminated at or prior to the Closing, and shall cause any amounts payable thereunder to be paid as required prior to the close of business on the Business Day immediately preceding the Closing Date with no further liability or obligation on the General Partner or any member of the Partnership Group thereafter and (b) to the extent that there are receivables or payables between the General Partner, on the one hand, and any Seller or any of its Affiliates (other than members of the Partnership Group), on the other hand (the “Intercompany Payables and Receivables”), all such Intercompany Payables and Receivables shall be cancelled by the parties thereto on or prior to the Closing Date.

Section 5.10 Intercompany Note. Notwithstanding anything herein to the contrary, the Intercompany Note may be cancelled prior to the Closing in exchange for receipt by the General Partner of 10,750,000 common units of the Partnership (the “Exchanged Units”). If and when so exchanged, the Merger Consideration (as defined in the Merger Agreement) received for the Exchanged Units under the Merger Agreement shall be the sole and exclusive property of the Seller and Seller Holdco and shall be paid directly to Seller or Seller Holdco in connection with “Closing” (as defined in and pursuant to the terms and conditions of the Merger Agreement). The General Partner shall execute a direction letter to cause the Merger Consideration received for the Exchanged Units under the Merger Agreement to be paid directly to Seller and, if any Merger Consideration is received by Buyer or the General Partner for the Exchanged Units, Buyer or the General Partner, as applicable, shall hold such consideration in trust and for the benefit of Seller and shall transfer such Merger Consideration to Seller or Seller Holdco as promptly as possible after the Closing.

Section 5.11 Use of Proceeds. Seller and Seller Holdco shall not use any proceeds transferred pursuant to this Agreement, directly or knowingly indirectly, in any manner that would cause Buyer to be in violation of applicable Bribery Legislation, Anti-Money Laundering Laws, or Sanctions Laws (each as defined in the Merger Agreement).

Section 5.12 Transaction Litigation; Notices. Seller shall, and shall cause the General Partner to, provide prompt oral notice, promptly confirmed in writing, of any objection, claim, litigation or proceeding brought or threatened by any partner or other securityholder of Seller or any third party claim against Seller, any of its Subsidiaries and/or any of its or their directors or officers relating to this Agreement or any of the transactions contemplated hereby to Buyer. Seller shall, and shall cause the General Partner to, give Buyer the opportunity to participate (at Buyer’s expense) in the defense, prosecution or settlement of any such objection, claim, litigation or proceeding and shall give each other the right to review and comment on all filings or responses to be made by Seller or the General Partner in connection with any such litigation or proceeding, and will in good faith take such comments into account. Seller shall not, and shall cause the General Partner not to, offer or agree to settle any such objection, claim, litigation or proceeding without Buyer’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that, without limiting the foregoing, each Party shall use reasonable best efforts so that any such settlement includes a full release of the other Party and its affiliates and does not impose any material injunction or other material equitable relief after the Effective Time (as defined in the Merger Agreement) upon Buyer, the Surviving Entity (as defined in the Merger Agreement) or any of their respective Affiliates.

ARTICLE VI

TAX MATTERS

Section 6.1 Tax Returns.

(a) Through the Closing, Seller shall cause the General Partner to continue its current tax treatment as a corporation for United States federal income tax purposes through the close of business on the Closing Date.

(b) The General Partner shall prepare or cause to be prepared any Tax Return to be filed on or prior to the Closing Date, and any Tax Return which relates to any period (or portion thereof) ending on or prior to the Closing Date in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except as otherwise required by Law or fact.

(c) Buyer and Seller shall cooperate fully, and Buyer shall cause the General Partner to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.1. Such cooperation shall include access to, the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller each agree, upon request, to use Reasonable Best Efforts to obtain any certificate or other document from any Tax authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.

Section 6.2 Transfer Taxes. All state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the purchase of the Purchased Interest will be borne fifty percent by Buyer and fifty percent by Seller. Any Tax returns and other documentation that must be filed with respect to Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for the filing of such Tax returns or other documentation, and such party will use its commercially reasonable efforts to provide drafts of such Tax returns and other documentation to the other Party at least ten (10) Business Days prior to the due date for such Tax returns and other documentation. To the extent necessary each Party will indemnify the other Party in order to ensure that each Party has borne fifty percent of any applicable transfer Taxes.

Section 6.3 Tax Proceedings; Cooperation on Tax Matters. Buyer, the General Partner, and Seller will cooperate fully, as and to the extent reasonably requested by the other party, in connection with any Tax matters relating to the General Partner (including by the provision of reasonably relevant records or information). The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other party.

ARTICLE VII

CONDITIONS TO OBLIGATIONS

Section 7.1 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:

(a) Seller Approvals and Buyer Approvals shall have been duly made, given or obtained and shall be in full force and effect;

(b) (i) Each of the Fundamental Representations and Warranties and the representation and warranty contained in Section 3.8(a) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing as though made on and as of the Closing as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) and (ii) each of the other representations and warranties of Seller contained in this Agreement shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material”, “material adverse effect” or “Material Adverse Effect”;

(c) Seller shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by it at or before the Closing;

(d) Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, certifying that the conditions specified in Sections 7.1(b) and 7.1(c) have been fulfilled;

(e) No Adverse Law or Order shall have occurred and be in effect;

(f) the waiting period applicable to the consummation of the transactions contemplated hereby under any applicable Antitrust Laws shall have expired or have been terminated;

(g) Seller shall have delivered to Buyer all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(b);

(h) Since the date of this Agreement, there shall have been no occurrences that, individually or in the aggregate, have had and continue to have, or would reasonably be expected to have, a Material Adverse Effect; and

(i) The closing under the Merger Agreement shall take place concurrently with the consummation of the transactions contemplated hereby.

Section 7.2 Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Seller:

(a) Seller Approvals and Buyer Approvals shall have been duly made, given or obtained and shall be in full force and effect;

(b) Each of the representations and warranties of Buyer contained in this Agreement shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material” or “material adverse effect;”

(c) Buyer shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing;

(d) Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, certifying that the conditions specified in Section 7.2(b) and (c) have been fulfilled;

(e) No Adverse Law or Order shall have occurred and be in effect;

(f) Buyer shall have delivered to Seller all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(c);

(g) The waiting period applicable to the consummation of the transaction contemplated hereby under the Antitrust Laws shall have expired or have been terminated; and

(i) The closing under the Merger Agreement shall take place concurrently with the consummation of the transactions contemplated hereby.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by the mutual consent of Buyer and Seller as evidenced in writing signed by each of Buyer and Seller;

(b) by Buyer, if there has been a material breach by Seller of any representation, warranty or covenant contained in this Agreement which breach would result in the conditions in Section 7.1(b) and (c) not being satisfied and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Seller within thirty (30) days after written notice thereof from Buyer); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by Buyer if Buyer or its Affiliate is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in a failure of one or more of the conditions set forth in Article VII;

(c) by Seller, if there has been a material breach by Buyer of any representation, warranty or covenant contained in this Agreement which breach would result in the conditions in Section 7.2(b) and (c) not being satisfied and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Buyer within thirty (30) days after written notice thereof from Seller; provided, however, this Agreement may not be terminated pursuant to this Section 8.1(c) by Seller if Seller or its Affiliate is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in a failure of one or more of the conditions set forth in Article VII;

(d) by either Buyer or Seller if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to a Party if any such order, injunction, decree, ruling or injunction was due to the material breach by such Party or its Affiliate of any representation, warranty, covenant or agreement set forth in this Agreement; or

(e) automatically upon the termination of the Merger Agreement prior to the Effective Time.

Section 8.2 Effect of Termination.

(a) In the event of termination and abandonment of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party hereto; provided, however, that, subject to Section 8.2(b), and Section 8.4, if this Agreement is validly terminated by a Party as a result of a Willful Breach of this Agreement by the non-terminating Party, then the terminating Party shall be entitled to all rights and remedies available under Law or equity.

(b) For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, the payment of the Parent Termination Fee pursuant to the Merger Agreement (together with the right to specific performance prior to the termination of this Agreement in accordance with Section 9.14) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil or directly or indirectly through any other Person) of the Seller or any of its Affiliates against Buyer or any of their respective Affiliates, or any direct or indirect, former, current or future, equityholder or Representative of any of the foregoing (each, a “Buyer Related Party”), for any damages, liabilities or other adverse consequences incurred by the Seller, the General Partner or any of their respective Affiliates or Representatives or any other Person for any failure by Buyer to effect the Closing for any or no reason and, without limiting the rights and remedies set forth in the Merger Agreement, any other breach by Buyer of this Agreement, the Merger Agreement and any other agreements entered in connection with the Transactions, and, without limiting the rights and remedies set forth in the Merger Agreement, the Seller, the General Partner and their respective Affiliates shall not otherwise be entitled to make any claim against any Buyer Related Parties, and the Buyer Related Parties shall have no further liability to Seller, the General Partner or any of their respective Affiliates or any other Person therefor, except that Seller may seek specific performance of Buyer’s obligations hereunder as and only to the extent permitted under Section 9.14; provided, however, that in no event shall Seller, the General Partner or any of their respective Affiliates (including the Partnership) be entitled to a grant of both specific performance pursuant to Section 9.14 and the Parent Termination Fee. The Buyer Related Parties are intended third party beneficiaries of this Section 8.2(b).

Section 8.3 Survival. None of the representations, warranties, covenants or other agreements in this Agreement or in any schedule or certificate delivered pursuant to this Agreement shall survive the Closing; provided, that (i) the Fundamental Representations and Warranties and the representations and warranties in Section 3.4(a) (but limited to the transactions contemplated by this Agreement) and Section 3.12 and Section 3.17(a) and (f) shall survive following the Closing for a period of twenty-four (24) months, and (ii) all of the covenants or other agreements of the parties contained in Section 5.1 (excluding Section 5.1(b)(xx)) and Section 5.5 of this Agreement to be performed on or prior to the Closing shall survive following the Closing for a period of six (6) months; provided, however, that Seller and Seller Holdco shall not be bound to comply with such sections after Closing; and, further provided, that this Section 8.3 shall not limit any such covenant or agreement of the Parties which by its terms contemplates performance after the Closing. Such foregoing expiration shall not be effective to the extent that a valid legal claim with respect thereto was made prior to such expiration.

Section 8.4 Limitation on Damages. Notwithstanding any other provision of this Agreement, except in the case of fraud, Seller and Seller Holdco shall have no liability to any Buyer Related Party in excess of the Purchase Price, and no Party shall be liable for any speculative, indirect, consequential or punitive damages (unless awarded to a third party, and except with respect to damages that might otherwise be considered consequential damages to the extent recoverable under the applicable principles of Delaware law because they were the natural, probable and reasonably foreseeable consequence of the relevant breach or action) with respect to this Agreement. Notwithstanding the foregoing to the contrary, nothing in this Section 8.4 shall limit a claim by Seller or Seller Holdco to enforce its third party beneficiary rights under the Equity Commitment Letter in accordance with the terms hereof and of the Equity Commitment Letter prior to a valid termination of this Agreement.

Section 8.5 Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, including entities that become parties hereto after the date hereof or that agree in writing for the benefit of Seller to be bound by the terms of this Agreement, and, subject only to the specific contractual provisions hereof, no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, advisor, agent or Affiliate of any of the foregoing (in each case other than the parties hereto) (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. For the avoidance of doubt, nothing in this Agreement shall limit the rights or remedies of the parties to the Merger Agreement, as provided therein.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by email (notice deemed given upon written confirmation of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) If to Buyer, to:
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W 34th Street, 48th Floor
New York, NY 10001
Attention:	James Wyper, Senior Managing Director
Adrienne Saunders, General Counsel
Email:	wyper@stonepeakpartners.com
saunders@stonepeakpartners.com;
legalandcompliance@stonepeakpartners.com

with copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 100017

Attention:	Brian Chisling
Email:	bchisling@stblaw.com

(b) If to Seller, to:

Attention: N. Angelique Burgess
Email: angelique.burgess@teekay.com

with copies to:

Attention: Arthur Bensler
Email: art.bensler@teekay.com

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 9.2 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party, provided, however, nothing herein shall restrict Seller or Buyer from transferring its rights and obligations hereunder to one or more of its respective Affiliates. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns; provided that Seller and Buyer, as the case may be, shall continue to be responsible for such Seller’s or Buyer’s, as applicable, obligations under this Agreement notwithstanding such transfer.

Section 9.3 Rights of Third-Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

Section 9.4 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement and shall constitute an original for all purposes.

Section 9.6 Entire Agreement. This Agreement (together with the Disclosure Schedules and exhibits to this Agreement), the Merger Agreement and the schedules and exhibits thereto and the Confidentiality Agreement (and agreements contemplated therein as part of the Transactions) constitute the entire agreement among the Parties and supersede any other prior agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 9.7 Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of Seller or required to be disclosed on the Disclosure Schedules.

Section 9.8 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, only by written agreement of the Parties (by action taken by their respective boards of directors or similar governing bodies).

(b) At any time and from time to time prior to the Closing Date, either Seller, on the one hand, or Buyer, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties made by the other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other Party with any of the agreements contained herein or waive any conditions for the benefit of such Party contained herein. Any agreement on the part of Seller or Buyer to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Seller or Buyer, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.9 Publicity. All press releases or other public communications of any nature whatsoever relating to the Transactions are subject to the provisions of Section 6.3 of the Merger Agreement with the same effect as if set forth herein with respect to the parties hereto.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the transactions contemplated hereby.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Further Assurances. Following the Closing, each of the Parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 9.14 Specific Performance.

(a) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the termination of this Agreement pursuant to ARTICLE VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief.

(b) The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Signature page follows]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by Seller as of the date first above written.

SELLER:

TEEKAY CORPORATION

By:	/s/ Art Bensler
Name: Art Bensler
Title: Corporate Secretary

[Signature Page to Limited Liability Company Interest Purchase Agreement]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by Buyer as of the date first above written.

BUYER:

STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

By: Stonepeak Infrastructure Fund IV Cayman LP, its general partner

By: Stonepeak Infrastructure Fund IV Cayman Ltd, its general partner

By:	/s/ James Wyper
Name:	James Wyper
Title:	Senior Managing Director

[Signature Page to Limited Liability Company Interest Purchase Agreement]